Exemption #: 82-5037

April 4, 2003


03050989

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is copy of a news release dated April 2, 2003. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

TSE



Saskatchewan Wheat Pool

For Immediate Release
Date April 2, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL MOVES TO MAXIMIZE EFFICIENCY IN ALBERTA MARKETPLACE

Saskatchewan Wheat Pool today announced an agreement to sell its AgPro Grain facility and certain agri-products assets at Wilson Siding, Alberta to Parrish and Heimbecker, Limited (P&H). The Pool will continue to compete in the Lethbridge and southern Alberta marketplace through its grain handling and marketing center at Vulcan.

The transaction allows the Pool to improve its overall efficiency while offering more cost-effective, competitive products and services to existing customers through its AgPro facility at Vulcan. The deal is consistent with the Pool's strategy to reduce excess capacity and encourage efficiency improvements within the Prairie grain handling and transportation system. As a result of the transaction, P&H has cancelled its plans to construct an inland grain terminal at Wilson Siding.

"There is significant excess capacity in the Lethbridge area and feed grain demand is on the rise," said Pool CEO Mayo Schmidt. "The Pool can significantly improve its asset utilization and profitability at our state-of-the-art facility at Vulcan and at the same time continue to provide the quality services that customers in the Lethbridge area have come to expect from AgPro Grain."

Saskatchewan Wheat Pool, under the AgPro banner, remains committed to the Alberta marketplace, operating five high throughput facilities across the Province. All existing customer commitments will be maintained and AgPro's full line of agri-products and grain handling and marketing services will continue to be available to its Wilson Siding customers. AgPro intends to enhance its on-farm contact, and will be developing additional service and direct delivery opportunities to help existing and new customers reach their business goals.

"Over-capacity creates added costs to producers and limits the real potential for the entire agricultural industry in Western Canada," added Schmidt. "Only 60 per cent of current grain capacity is required to handle an average crop on the Prairies. The Pool remains firmly committed to leading industry change through alliances, acquisitions and sales to drive necessary efficiencies that improve the long-term viability of the grain industry for all participants."

The purchase and sales agreement is subject to usual closing conditions and is scheduled to close by the end of April. The transaction is expected to result in a small after-tax loss.

Saskatchewan Wheat Pool is a publicly traded agribusiness co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool